1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 30, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FURTHER ANNOUNCEMENT
IN RELATION TO
CONNECTED TRANSACTIONS

Reference is made to the announcements of Aluminum Corporation of China Limited* (the "Company") dated 25 June 2015 (the "Announcements") in relation to the connected transactions of the Company, namely (1) the acquisition of high-purity aluminum plant and light metal materials plant of Baotou Group by Baotou Aluminum; (2) the proposed capital contribution to Chinalco Resources and (3) the assets swap between Chalco Shandong and Shandong Aluminum. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcements.

The Company hereby supplements the following information in respect of the aforementioned connected transactions of the Company:

1.	Acquisition of High-Purity Aluminum Plant and Light Metal Materials Plant of Baotou Group by Baotou Aluminum

The appraisal of the assets of the high-purity aluminum plant and the light metal materials plant of Baotou Group was based on the asset-based valuation method.

The original acquisition cost of the high-purity aluminum plant of Baotou Group was RMB152.35 million; and the original acquisition cost of the light metal materials plant of Baotou Group was RMB9.3 million.

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2.	Proposed Capital Contribution to Chinalco Resources

The appraisal of the assets of Chinalco Resources was generally based on the asset-based valuation method, while the appraisal of the mine exploration rights of Chinalco Resources was based on the discounted cash flow valuation method. After completion of the Capital Increase, the Company will only hold 15% equity interests in Chinalco Resources and Chinalco Resources will not become a subsidiary of the Company.

3.	Assets Swap between Chalco Shandong and Shandong Aluminum

The appraisal of the Assets to be Acquired and the Assets to be Disposed of under the Assets Swap Agreement was based on the asset-based valuation method.

The original acquisition cost of the Assets to be Acquired by Chalco Shandong, namely, the Bayer process production line of Shandong Aluminum was RMB717.0302 million.

The Company expected to record an estimated one-off gain of RMB78.7179 million from the Assets to be Disposed of by Chalco Shandong, which is calculated based on the audited carrying net assets value attributable to the Assets to be Disposed of and the appraisal net assets value of the Assets to be Disposed of as at the benchmark date of the appraisal, taking into account the estimated tax payable in relation to the disposal (which is subject to final determination by the relevant PRC tax authority). Shareholders should note that the actual gain from this disposal under the Assets Swap Agreement will be calculated on the basis of the relevant figures as at the date of completion of the Assets Swap Agreement and subject to audit and therefore might be different from the aforementioned amount. Since the consideration for the Assets to be Acquired is higher than the consideration for the Assets to be Disposed of, there would be no net proceeds generated under the Assets Swap Agreement by the Company.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
30 June 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

*    For identification purposes only

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary